UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

GigOptix, Inc.

(Name of Issuer)

Common Stock, par value 0.001 per share

(Title of Class of Securities)

37517Y103

(CUSIP Number)

Avi S. Katz

GigOptix, Inc.

130 Baytech Drive

San Jose, CA 95134

(408) 522-3100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 18, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37517Y103

1	NAMES OF REPORTING PERSONS Avi S. Katz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, SC(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,014(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,014(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,014(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	See Item 3 below.
(2)	See Item 5 below.

CUSIP No. 37517Y103

ITEM 1. Security and Issuer.

The securities to which this Schedule 13D relates are the common shares, $0.001 par value per share (“Common Shares”) of GigOptix, Inc., a Delaware corporation (the “Issuer”) as well as options and warrants for Common Shares. The address of the executive offices of the Issuer is 130 Baytech Drive San Jose, CA 95134.

ITEM 2. Identity and Background.

(a), (b), (c), (d), (e) and (f). This Schedule 13D is being filed by Avi S. Katz, an individual. Dr. Katz serves as the Chairman of the Board of Directors of the Issuer, and is also its President and Chief Executive Officer. His business address is identical to the business address of the Issuer as reported in Item 1 above. Dr. Katz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Katz is a dual citizen of the United States and Israel.

ITEM 3. Source and Amount of Funds or Other Consideration.

As the Chief Executive Officer and Chairman of the Board of the Issuer, the Issuer has issued Dr. Katz options and warrants, as reported in Item 5 below, as part of his equity compensation. The source of funds for the open market purchases of Common Shares of the Issuer as reported in Item 5 below was Dr. Katz’s personal funds.

ITEM 4. Purpose of Transaction.

As the Chief Executive Officer and Chairman of the Board, the issuer has issued options and warrants to Dr. Katz. The warrants are fully vested, and the options are vesting pursuant to the terms of such grants. On August 18, 2011, 13,340 previously issued options vested, and as a result, Dr. Katz exceeded 5% beneficial ownership of Common Shares necessitating the filing of this Schedule 13D. Dr. Katz will continue to vest in his options. In addition, it is currently expected that consistent with the terms of the Employment Agreement between Dr. Katz and the Issuer and past practice, that there may be future issuances of options to Dr. Katz. It is also currently expected that other employees, consultants and directors of the Issuer may in the future be issued options by the Issuer (as well as continue to vest into existing options), and as Chief Executive Officer and Chairman of the Board, Dr. Kat will evaluate any such issuances.

As reported in Item 3 above and Item 5 below, Dr. Katz has also purchased Common Shares in the open market for investment purposes, and such purchases have been made in the ordinary course of business and in connection with his employment with the Issuer. Dr. Katz reserves the right to purchase additional Common Shares or to dispose of Common Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future.

It is the current intent of the Issuer to continue to grow through strategic acquisitions, and as Chief Executive Officer and Chairman of the Board, Dr. Katz reviews and evaluates potential transactions and the consideration used, including Common Shares.

Except as described above, Dr. Katz presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) Dr. Katz holds directly 60,800 Common Shares of the Issuer, 1,037,166 options that are vested and exercisable or exercisable within the next 60 days, and 37,048 warrants that are presently exercisable. As a result, Dr. Katz may be deemed to be the beneficial owner with sole voting and dispositive power of 1,135,014 shares in the aggregate of Common Stock, or 5.0% of the class of securities.

CUSIP No. 37517Y103

The calculation of percentage ownership is based on 21,511,464 shares of Common Stock outstanding as of August 11, 2011 as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 15, 2011, plus 1,074,214 shares of Common Stock that would be issued upon the exercise of the options and warrants.

(c) During the last 60 days, the following purchases of the Issuer’s Common Shares were made by Dr. Katz in the open market, as previously reported in the Form 4 reports as filed with the SEC:

Trade Date	Common Shares Purchased	Price Per Share ($)
8/8/2011	10,000	2.00
8/12/2011	5,000	2.00

(d) and (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Dr. Katz and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 37517Y103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2011

/s/ Avi S. Katz
Name:	Avi S. Katz